Exhibit 99.1

Nova Executes Scheme Implementation Deed for US Redomiciliation

Intention to establish primary listing on NYSE with continued (secondary) listing on ASX

Update Regarding US Redomiciliation

Nova Minerals Limited (Nova or the Company) (ASX: NVA, NASDAQ: NVA, FSE: QM3) is pleased to announce it has entered into a Scheme Implementation Deed (SID) with Nova Minerals Corp, a newly formed corporation incorporated in the State of Nevada, United States (US Holdco) for the purpose of effecting the Company’s proposed redomiciliation to the United States.

The redomiciliation is anticipated to proceed by way of two court approved schemes of arrangement under Part 5.1 of the Corporations Act 2001 (Cth) as previously announced to the market on 4 February 2026. In addition, upon completion of the redomiciliation, US Holdco is expected to list on the New York Stock Exchange (NYSE). There are no other material changes to the proposed redomiciliation to the US.

The redomiciliation is not expected to result in any material changes to Nova’s assets, management, operations, or strategy.

Key Terms of the Scheme Implementation Deed

Under the SID, US Holdco will acquire all the ordinary shares of Nova and all listed warrants in exchange for shares of common stock (US Holdco Shares) and listed warrants of US Holdco (US Holdco Warrants). The SID proposes two concurrent but separate schemes of arrangement, being the Share Scheme and the Warrant Scheme (together, the Schemes).

Pursuant to the Share Scheme:

●	US Holdco will acquire all of the outstanding ordinary shares of Nova listed on ASX (Nova ASX Shares) in exchange for shares of common stock represented by Chess Depositary Interests listed on ASX (US Holdco CDI). Shareholders holding Nova ASX Shares will receive 1 US Holdco CDI (representing a beneficial interest in 1/12 of a US Holdco Share) for 1 Nova ASX Share;

●	US Holdco will acquire all of the outstanding ordinary shares of Nova quoted on the OTC market in the United States (Nova OTC Shares) in exchange for US Holdco common stock, on the basis of 1 US Holdco Share for 12 Nova OTC Shares; and

Main Operations Whiskey Bravo Airstrip Matanuska-Susitna Borough, Alaska, USA 1150 S Colony Way Suite 3-440, Palmer, AK 99645	Corporate Suite 5, 242 Hawthorn Road, Caulfield, VICTORIA 3161, Australia Phone +61 3 9537 1238	www.novaminerals.com.au info@novaminerals.com.au ACN 006 690 348 NASDAQ: NVA | ASX: NVA

●	US Holdco will acquire all of the outstanding ADSs of Nova, (with each ADS representing 12 ordinary shares of Nova) currently trading on Nasdaq in exchange for US Holdco Shares, on the basis of 1 ADS for 1 US Holdco Share.

Pursuant to the Warrant Scheme, holders of Nova’s Nasdaq-listed warrants (Nova Listed Warrants) will receive new warrants in US HoldCo (US Holdco Warrants) on substantially the same terms as the Nova Listed Warrants.

Upon completion of the redomiciliation:

●	Nova will delist from ASX and Nasdaq;

●	US Holdco CDIs are expected to trade on ASX; and

●	The US Holdco Shares and US Holdco Warrants are expected to trade on the NYSE.

The implementation of the Schemes is subject to several customary conditions including the approval by the Nova Shareholders, Nova Listed Warrant holders, and the Court, as well as other necessary regulatory approvals.

Full details of the terms and conditions of the Schemes are set out in the SID, a copy of which is attached to this announcement.

Unanimous Board Recommendation

The Board has appointed an independent expert to assess whether the Share Scheme is in the best interests of shareholders of Nova (Nova Shareholders) and whether the Warrant Scheme is in the best interests of warrant holders holding listed warrants of Nova (Nova Listed Warrant holders). The report prepared by the independent expert will form part of the Scheme Booklet, which will contain detailed information regarding the Schemes. Nova encourages each Nova Shareholder and Nova Listed Warrant holder to read the Scheme Booklet carefully.

Subject to the independent expert concluding that the Share Scheme is in the best interests of the Nova Shareholders and the Warrant Scheme is in the best interests of the Nova Listed Warrant holders, the Board intends to unanimously recommend that the:

●	Nova Shareholders vote in favour of the Share Scheme; and

●	Nova Listed Warrant holders vote in favour of the Warrant Scheme.

Each director of Nova also intends to vote all Nova Shares they hold in favour of the Share Scheme and all Nova Listed Warrants they hold in favour of the Warrant Scheme, subject to the same qualification.

Reasons for Redomiciliation

Due to the loss of its foreign private issuer (FPI) status from 1 July 2026, the Company is pursuing the proposed redomiciliation to the United States, to minimise potential resulting conflicts between compliance with the requirements for ASX listing and US domestic issuer obligations.

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The Board also believes the redomiciliation to the US offers several key benefits, including improved access to lower-cost equity capital in the larger and more diverse US markets, increased appeal to a broader US investor base, alignment of the corporate structure with the core of Nova’s business operations in Alaska, and increased opportunities for further potential grants, funding and investment from the US government.

Please refer to the Company’s previous ASX announcement on 4 February 2026 for further details regarding the Company’s reasons for the proposed redomiciliation to the United States.

Indicative Timetable and Next Steps

Security holders are not required to take any actions at this time.

A Scheme Booklet containing, among other things, more detailed information relating to the Schemes, reasons for the directors’ recommendation, information on the Scheme Meetings and the Independent Expert’s Report is expected to be mailed to Nova Shareholders and Nova Listed Warrant holders in late April 2026.

The Company has engaged Ashurst Australia as its Australian legal adviser and Perkins Coie as its US legal adviser.

Update on the Proposed Acquisition of Remaining 15% Interest in the Estelle Project

While Nova had intended to potentially acquire the remaining 15% interest in the Estelle Project as part of the redomiciliation process to secure full ownership, the requirement to obtain an independent valuation report, and the time needed to complete the report, has made it clear that including this transaction could impact the tight timeline for the U.S. redomicile. Accordingly, the Board has decided to defer the acquisition until after the U.S. redomiciliation is completed.

This announcement has been authorised for release by the Board of Nova Minerals Limited.

Contacts

Christopher Gerteisen	Annalise Batchelor	Cameron Gilenko
CEO and Executive Director	Sodali & Co	Sodali & Co
E: info@novaminerals.com.au	Investor Relations & Media	Investor Relations & Media
	E: annalise.batchelor@sodali.com	E: cameron.gilenko@sodali.com
	M: +61 432 312 807	M: +61 466 984 953

About Nova Minerals Limited

Nova Minerals Limited is advancing one of the world’s largest undeveloped gold deposits into production and securing a U.S. domestic supply of the critical mineral antimony. The Company is focused on the exploration and development of the Estelle Gold and Critical Minerals Project, located in Alaska, a tier-one mining jurisdiction.

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Estelle hosts two defined multi-million-ounce gold resources, and more than 20 prospects distributed along a 35-kilometre mineralised trend, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Kinross Gold Corporation’s Fort Knox Gold Mine. In parallel, Nova is advancing its critical minerals strategy, fully funded by a US$43.4 million U.S. Department of War award to develop a domestic antimony supply chain, targeted for production in late 2026/2027.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

Not an Offer of Securities

This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States. Any securities described in this announcement have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or in transactions exempt from registration under the U.S. Securities Act and applicable U.S. state securities laws.

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